SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

KLX Energy Services Holdings, Inc.

(Name of Issuer)

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

48253L 10 6

(CUSIP Number)

Adam Todd

General Counsel

Bryggegata 3; PO 1327 Vika; NO-0112, Oslo, Norway

Tel: +47 40345634

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 48253L 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 919,998 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 919,998 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 919,998 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 11.1%
14	TYPE OF REPORTING PERSON OO

(1)

Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.

(2)	Based on an estimate of 8,288,507 shares of Common Stock of the Issuer outstanding as of July 28, 2020.

Common Stock CUSIP No. 48253L 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Assets UK Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 919,998 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 919,998 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 919,998 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 11.1%
14	TYPE OF REPORTING PERSON OO

(1)

Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.

(2)	Based on an estimate of 8,288,507 shares of Common Stock of the Issuer outstanding as of July 28, 2020.

Common Stock CUSIP No. 48253L 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) Archer Well Company Inc. 26-2480765
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 919,998 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 919,998 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 919,998 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 11.1%
14	TYPE OF REPORTING PERSON CO

(1)

Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.

(2)	Based on an estimate of 8,288,507 shares of Common Stock of the Issuer outstanding as of July 28, 2020.

Common Stock CUSIP No. 48253L 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Holdco LLC 32-0528346
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 919,998 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 919,998 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 919,998 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 11.1%
14	TYPE OF REPORTING PERSON OO

(1)	Archer Holdco LLC is the record owner of these shares.
(2)	Based on an estimate of 8,288,507 shares of Common Stock of the Issuer outstanding as of July 28, 2020.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”) of KLX Energy Services Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 1415 Louisiana Street, Suite 2900, Houston, Texas 77002.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by Archer Limited (“Archer Limited”), Archer Well Company Inc. (“Archer Well”), Archer Holdco LLC (“Archer Holdco” and, together with Archer Limited, and Archer Well, each a “Reporting Person” and collectively, the “Reporting Persons”). The name, residence or principal business address, citizenship and present principal occupation of each manager, director and executive officer of each Reporting Person (each, a “Listed Person”) is listed on Schedule I hereto.

The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) is filed herewith as Exhibit 1.1 hereto. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

(b) The principal business address of each Reporting Person is listed on Schedule II hereto and is hereby incorporated by reference herein.

(c) The principal business or occupation of each Reporting Person is listed on Schedule II hereto and is hereby incorporated by reference herein.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the Listed Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the Listed Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons is listed on Schedule II hereto and is hereby incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

Subject to the terms and conditions set forth in that certain Agreement and Plan of Merger, dated as of May 3, 2020 (the “Merger Agreement”), by and among the Issuer, Quintana Energy Services Inc. (“QES”), Krypton Intermediate LLC, and Krypton Merger Sub Inc. (“Merger Sub”), Merger Sub merged with and into QES (the “Merger”), with QES continuing as the surviving corporation and becoming an indirect wholly owned subsidiary of the Issuer. At the effective time of the Merger, the Issuer (i) consummated a 1-for-5 reverse stock split of the Issuer’s issued and outstanding common stock (the “Reverse Stock Split”), effective for trading purposes as of the commencement of trading on July 28, 2020; and (ii) converted each share of QES’s common stock into 0.0969 shares of the Issuer’s Common Stock, after giving effect to the Reverse Stock Split. On July 27, 2020 (the last trading day prior to the consummation of the Merger and the Reverse Stock Split), the closing price of one share of Issuer Common Stock was $2.00 and the closing price of one share of QES common stock was $0.93.

The Reporting Persons acquired an aggregate of 919,998 shares of Common Stock in the Merger in exchange for previously owned shares of QES common stock. The table below reflects ownership of the Issuer’s Common Stock by such Reporting Persons, and, if applicable, any Listed Persons, following the closing of the Merger.

Reporting Person	No. Shares Received
Archer Holdco LLC	919,998

Dag Skindlo, the Chief Executive Officer of Archer Limited, was appointed to the board of directors of the Issuer (the “Board”) pursuant to the terms of the Merger Agreement.

Item 4. Purpose of Transaction.

The information contained in Item 3 and Item 6 is incorporated by reference herein.

All of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. Each of the Reporting Persons retains the right to change its or his investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by the Reporting Person, in any manner permitted by law. The Reporting Persons may each engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as described in this Schedule 13D, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, each of the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board or any other third party regarding such matters.

Item 5. Interest in Securities of the Issuer.

(a) Based on an estimate of 8,288,507 shares of the Issuer’s Common Stock outstanding as of the closing of the Merger, the shares of Common Stock held by the Reporting Persons constitute an aggregate of 11.1% of the outstanding shares of Common Stock of the Issuer.

Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose.

(b) With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote with respect to such shares, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(ii)	shared power to vote or to direct the vote with respect to such shares, please see row 8 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(iii)	sole power to dispose or direct the disposition of such shares, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and

(iv)	shared power to dispose or to direct the disposition of such shares, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

(c) The information contained in Items 3 and 4 to this Schedule 13D is incorporated by reference herein. Except as disclosed in this Schedule 13D, none of the Reporting Persons, or to the Reporting Persons’ knowledge, the persons set forth on Schedule I of this Schedule 13D has effected transactions in the Common Stock in the past 60 days.

(d) Except for Dag Skindlo, who serves as a member of the Board, none of the Reporting Persons or Listed Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Registration Rights Agreement

In connection with the signing of the Merger Agreement, the Issuer entered into that certain registration rights agreement, dated as of May 3, 2020 (the “Registration Rights Agreement”) with, among others, Quintana Energy Fund - FI, LP, Quintana Energy Fund - TE, LP, Quintana Energy Partners - QES Holdings, L.L.C., Robertson QES Investment LLC, Archer Holdco LLC, Famatown Finance Limited and Geveran Investments Limited (collectively, the “Holders”) to grant registration rights for the shares of Common Stock held by the Holders. Pursuant to the Registration Rights Agreement, the Holders have certain shelf, demand registration and piggyback rights upon the terms and subject to the conditions set forth therein.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 2.2 and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.1	Joint Filing Agreement dated August 3, 2020.

Exhibit 2.1	Agreement and Plan of Merger dated May 3, 2020 (Incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 4, 2020).

Exhibit 2.2	Registration Rights Agreement dated May 3, 2020 (Incorporated herein by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 4, 2020).

SCHEDULE I

Archer Limited

The name, function, citizenship and present principal occupation or employment of each for the directors and executive officers of Archer Limited are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to employment with Archer Limited and (ii) the business address of each director and executive officer listed below is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Dag Skindlo	Chief Executive Officer	Chief Executive Officer	Norway	8,117	(1)
Espen Joranger	Chief Financial Officer	Chief Financial Officer	Norway	0
Adam Todd	General Counsel	General Counsel	Canada	0
Kjell- Erik Ostdahl	Director	Director	Norway	0
James O’Shaughnessy	Director	Executive Vice President, Chief Accounting Officer and Corporate Controller	United Kingdom	0
Kristian Melhuus	Director	Director	Norway	0
Peter J. Sharpe	Director	Retired	United Kingdom	0
Giovanni Dell’Orto	Director	Retired	Argentina	0

(1)	Represents shares received in the Merger, as further described in Item 3 above.

Archer Assets UK Limited

The name, function, citizenship and present principal occupation or employment of each for the directors of Archer Assets UK Limited are set forth below. Archer Assets UK Limited does not have any executive officers. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to employment with Archer Assets UK Limited and (ii) the business address of each director and executive officer listed below is New Kings Court, Tollgate, Chandler’s Ford, Eastleigh, Hampshire, England, SO53 3LG, United Kingdom.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Espen Joranger	Director	Chief Financial Officer	United Kingdom	0
Adam Todd	Director	General Counsel	Canada	0

Archer Well Company Inc.

The name, function, citizenship and present principal occupation or employment of each for the directors and executive officers of Archer Well Company Inc. are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to employment with Archer Well Company Inc. and (ii) the business address of each director and executive officer listed below is 5510 Clara Road, Houston, Texas 77041.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Adam Todd	President and Director	President and Director	Canada	0
Michelle Vogler	Vice President and Treasurer	Vice President and Treasurer	United States	0

Archer Holdco LLC

The name, function, citizenship and present principal occupation or employment of each for the directors and executive officers of Archer Holdco LLC are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to employment with Archer Holdco LLC and (ii) the business address of each director and executive officer listed below is 5510 Clara Road, Houston, Texas 77041.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Adam Todd	President and Director	President and Director	Canada	0
Michelle Vogler	Vice President and Treasurer	Vice President and Treasurer	United States	0

SCHEDULE II

Reporting Person	Principal Business Address	Principal Business/Occupation	Place of Organization/Citizenship
Archer Limited	Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda	Global oil services holding company	Bermuda

Archer Assets UK Limited	New Kings Court, Tollgate, Chandler’s Ford, Eastleigh, Hampshire, England, SO53 3LG, UK	Global oil services holding company	United Kingdom

Archer Well Company Inc.	5510 Clara Road, Houston, Texas 77041	Global oil services holding company	Texas, United States

Archer Holdco LLC	5510 Clara Road, Houston, Texas 77041	Global oil services holding company	Texas, United States

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2020	ARCHER LIMITED

	By:	/s/ Adam Todd
	Name:	Adam Todd
	Title:	General Counsel

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2020	ARCHER ASSETS UK LIMITED

	By:	/s/ Adam Todd
	Name:	Adam Todd
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2020	ARCHER WELL COMPANY INC.

	By:	/s/ Adam Todd
	Name:	Adam Todd
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2020	ARCHER HOLDCO LLC

	By:	/s/ Adam Todd
	Name:	Adam Todd
	Title:	Director